Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Organigram Holdings Inc.

Corporate name / Dénomination sociale

969981-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2020-02-25

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Organigram Holdings Inc.

2 Corporation number
Numéro de la société
969981-3

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes the minimum and/or maximum number of directors to:
Les nombres minimal et/ou maximal d'administrateurs sont modifiés pour :
Min. 3 Max. 15

The corporation makes other changes as follows:
La société apporte d'autres changements aux statuts comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Greg Engel

Greg Engel
416-435-8091

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

IC 3069 (2008/04)

1A

The articles of Organigram Holdings Inc. (the “Corporation”) be amended as follows:

(a) To confirm that the authorized capital of the Corporation shall consist of:

(i) an unlimited number of Common shares; and

(ii) an unlimited number of Preferred shares.

(b) To delete Schedule 1 to the Articles of Continuance in its entirety and to add the rights, privileges, restrictions and conditions attached to the Common shares and to restate the rights, privileges, restrictions and conditions attached to the Preferred shares specified below.

(c) To change the number of directors from a minimum of three (3) and a maximum of ten (10) to a minimum of three (3) and a maximum of fifteen (15).

(d) To remove all provisions in Schedule 4 to the Articles of Continuance pertaining to Other Provisions in their entirety and replace with the following:

“(a) The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.”

A. Common Shares

1. Voting

The holders of the Common shares shall be entitled to one vote for each Common share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

2. Dividends

Subject to the prior rights of the holders of any shares ranking senior to the Common shares with respect to priority in the payment of dividends, the holders of the Common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, if, as and when declared by the directors out of the monies, property or assets of the Corporation properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the directors may declare on the Common shares shall be declared and paid in equal amounts per share on all Common shares at the time outstanding.

3. Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the prior rights of any shares ranking senior to the Common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common shares shall be entitled to receive the remaining property and assets of the Corporation.

1B

B. Preferred Shares

The Preferred shares may include one or more series of shares, and, subject to the Act, the directors may, by resolution,

(a) Determine the maximum number of shares of any of those series of shares that the Corporation is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made, and authorize the alteration of the notice of articles accordingly;

(b) Alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created;

(c) Alter the articles, and authorize the alteration of the notice of articles accordingly, to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places, and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of §11.2 of this Article, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Holders of Preferred shares shall be entitled, on the distribution of assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, to receive, before any distribution shall be made to holders of Common shares or any other shares of the Corporation ranking junior to the Preferred shares with respect to repayment of capital on any such event, the amount required to be paid in accordance with the special rights and restrictions attached to the series of shares held by them, together with the fixed premium (if any) thereon, an amount equal to all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day bases up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series.

1C

Holders of Preferred shares shall only be entitled, as such, to receive notice of, and/or to attend and/or vote at, any general meeting of shareholders of the Corporation only as provided in the special rights and restrictions attached to any particular series.